JUPITER WELLNESS, INC.

725 N. Hwy A1A, Suite C-106

Jupiter, FL 33477

                                               August 25, 2020

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention: Mary Beth Breslin, Kristin Lochhead, Kate Tillan, Jeffrey Gabor

Re: Jupiter Wellness, Inc.

Amendment No. 3 to the Registration Statement on Form S-1

Filed August 17, 2020

File No. 333-239229

Ladies and Gentlemen:

Jupiter Wellness, Inc. (the “Company”) is hereby submitting Amendment No. 4 to the Company’s Registration Statement on Form S-1 (“Amendment No. 4”). Amendment No. 4 reflects the Company’s changes in response to the comments from the staff (the “Staff”) of the Securities and Exchange Commission, received on August 24, 2020, relating to the above-referenced Amendment No. 3 to the Registration Statement on Form S-1.

For the Staff's convenience, the Staff's comments have been stated below in bold type, followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 4 and all references to page numbers in such responses are to page numbers in Amendment No. 4.

Amendment No. 3 to Registration Statement on Form S-1 filed August 17, 2020

Dilution, page 24

1. Please revise your actual and pro forma net tangible book value to exclude your intangible assets, such as goodwill and intangible assets.

RESPONSE: The Company has revised the dilution table on page 24 to exclude intangible assets.

Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, For the Three and Six Months Ended June 30, 2020, page 36.

2. We see that you attribute the increase in revenue and cost of sales during the three and six months ended June 30, 2020 to only having nominal operations during 2019. Please revise to provide additional disclosure about the reasons for the material increase such as acquisitions or the introduction of new products. Reference Item 303(b) of Regulation S-X and SEC Release No. 33-8350.

RESPONSE: The Company has revised the disclosure in its Management's Discussion and Analysis of Financial Condition and Results of Operations in response to the Staff’s comments. See page 36.

Exhibit 5.1, page 65

3. Please have counsel revise the opinion to opine that the warrants and units will be binding obligations of the company in accordance with Sections II.B.1.f and II.B.1.h of Staff Legal Bulletin No. 19.

RESPONSE: Company counsel has amended its opinion to include that the warrants and units will be binding obligations of the Company and that the units will be legally issued, fully paid and non-assessable in accordance with Staff Legal bulletin No. 19.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me or our counsel with any questions or comments regarding this correspondence on Amendment No. 4. Thank you.

Sincerely,

/s/ Brian John
Brian John Chief Executive Officer

cc: (via email)

Arthur Marcus